COLUMBIA FUNDS SERIES TRUST II

225 Franklin Street

Boston, MA 02110

February 13, 2018

VIA EDGAR

Mr. Frank Buda

U.S. Securities and Exchange Commission

Division of Investment Management, Disclosure Review Office

100 F Street, N.E.

Washington, D.C. 20549

RE:	Columbia Funds Series Trust II Columbia Overseas Core Fund	Post-Effective Amendment No. 172 File Nos. 333-131683 / 811-21852

Dear Mr. Buda:

This letter responds to comments received from the staff of the Securities and Exchange Commission on January 24, 2018 for the above-referenced post-effective amendment filed by and on behalf of Columbia Funds Series Trust II (the Registrant) on behalf of its series, Columbia Overseas Core Fund (the Fund). Comments and responses are outlined below.

PROSPECTUS COMMENTS:

Comment 1:	Please add share class ticker symbols to the prospectus cover page and to the Fund’s Class IDs on EDGAR when available.

Response:	Share class ticker symbols will be added to the prospectus cover page and to the Fund’s Class IDs on EDGAR when available.

Comment 2:	Please provide the completed Annual Fund Operating Expenses table for the Fund with the response letter.

Response:	See Exhibit A to this letter for the completed Annual Fund Operating Expenses table for the Fund.

Comment 3:	Please provide appropriate cross references in footnote (a) and (b) to the Annual Fund Operating Expenses table to where the sales charge exceptions are discussed in the prospectus.

Response:	Consistent with Item 3 of Form N-1A, we view the cross reference included in the introductory paragraph of the Summary of the Fund – Fee and Expenses of Fund section satisfactorily directs the reader to where sales charge exceptions are discussed in the prospectus. We view this approach as more shareholder-friendly as compared with disclosure in a footnote to the table.

Comment 4:	The Principal Investment Strategies state that the Fund may invest indirectly through mutual funds and closed-end funds (Acquired Funds). Please confirm that the fees and expenses of Acquired Funds invested in by the Fund will be reflected in the Fund’s Annual Fund Operating Expenses table under a subcaption “Acquired Fund Fees and Expenses” if this subcaption is triggered pursuant to Form N-1A (i.e., because total Acquired Fund Fees and Expenses are anticipated to exceed 0.01%) (the AFFE Expense Threshold).

Response:	If the AFFE Expense Threshold is met, the fees and expenses of Acquired Funds invested in by the Fund will be reflected in the Fund’s Annual Fund Operating Expenses table under a subcaption “Acquired Fund Fees and Expenses.”

Comment 5:	The Principal Investment Strategies state that the Fund may invest in derivatives. To the extent that derivatives are included in the 80% investment policy test, confirm that they will be valued at market value for purposes of the 80% policy.

Response:	The Fund currently expects that it will comply with its 80% policy even without counting its derivatives towards compliance with the policy. However, the Fund reserves the right to count derivatives towards compliance with its 80% policy because this approach is consistent with the Commission’s statement that, “[i]n appropriate circumstances...an investment company [would be permitted] to include a synthetic instrument in the 80% basket if it has economic characteristics similar to the securities included in that basket.” (Investment Company Act Release No. 24828 (January 17, 2001).) To the extent that the Fund counts derivatives towards compliance with its 80% policy, such instruments will be valued based on their market value or fair value (determined in accordance with the Fund’s valuation procedures) or, when the adviser determines that the notional value of such instruments is a more appropriate measure of the Fund’s exposure to economic characteristics of investments that are consistent with the Fund’s 80% policy, at such notional value.

Comment 6:	The last sentence in the paragraph under Summary of the Fund – Principal Risks – Derivatives Risk discusses additional risks that the Fund may be exposed to. Please discuss these additional risks briefly in Item 4 and in more detail in Item 9.

Response:	The Fund, after further re-evaluation of its Principal Risks sections, believes that such disclosure is consistent with Form N-1A and IM Guidance 2014-08.

Comment 7:	Please add a footnote to the Minimum Initial Investment table in the Summary of the Fund section to disclose where in the prospectus more information can be obtained on the variations of minimums noted in the table.

Response:	While we have historically avoided use of cross references in the Summary of the Fund section consistent with IM Guidance 2014-08, disclosure will be added below the Minimum Initial Investment table regarding where in the prospectus more information can be obtained on variations of minimums noted in the table.

Comment 8:	Please consider combining the disclosure in the More Information About the Fund – Additional Investment Strategies and Policies – Transactions in Derivatives section with the derivatives discussion already included in the Principal Investment Strategies and Principal Risks sections.

Response:	The disclosure in the More Information About the Fund – Additional Investment Strategies and Policies – Transactions in Derivatives section is included to provide investors with certain information about the Fund’s ability to enter into certain derivatives transactions, including specific types of derivatives that are not expected to be a principal investment strategy. This disclosure will continue to be included in the prospectus.

Comment 9:	In the fourth paragraph of the More Information About the Fund – Primary Service Providers – The Investment Manager section, please state the adviser’s fee as a percentage of average net assets, including any breakpoints.

Response:	The adviser’s fee as a percentage of average net assets, including any breakpoints, will be added in the fourth paragraph of the More Information About the Fund – Primary Service Providers – The Investment Manager section.

Comment 10:	Please delete the following disclosure from the third paragraph of the Choosing a Share Class – Summary of Share Class Features – Share Class Features section. The Fund cannot disclaim responsibility.

The information in Appendix A may be provided by, or compiled from or based on information provided by the financial intermediaries identified in Appendix A. The Fund, the Investment Manager and the Distributor do not establish financial intermediary-specific policies and are not responsible for ensuring that you receive any discounts or waivers that may be available to you in this regard.

Response:	The disclosure is accurate as presented and is not a disclaimer of responsibility. In no way does the Fund, the Investment Manager or the Distributor “establish” or determine financial intermediary-specific shareholder policies; policies applicable to a particular financial intermediary are, in fact, determined by that financial intermediary, and the Registrant makes the intermediary’s policy – as provided by such financial intermediary – available within the registration statement.

Comment 11:	Disclosure within the first paragraph of the Choosing a Share Class – Reductions/Waivers of Sales Charges – Class A and Class V Shares Front-End Sales Charge Waivers section refers investors to Appendix S to the SAI for a more complete description of categories of investors who may purchase and certain types of purchases of Class A and Class V shares that may be made at NAV. Please confirm that all waivers are included in the prospectus and Appendix A to the prospectus except as provided in Item 17(2)(d) and Item 23(b) to Form N-1A.

Response:	So confirmed as to all currently offered waivers.

Comment 12:	Please delete the following disclosure from the Appendix A: Financial Intermediary-Specific Reductions/Waivers of Sales Charges section as well any italicized language stating that the information has been provided by the named financial intermediary. The Fund cannot disclaim responsibility.

The financial intermediary-specific information below may be provided by, or compiled from or based on information provided by the financial intermediaries noted. The Funds, the Investment Manager and the Distributor do not establish these financial intermediary-specific policies and are not responsible for ensuring that you receive any discounts or waivers that may be available to you.

Response:	Please see Response to Comment 10.

Comment 13:	Please define “fund family” in the first bullet under the Appendix A: Financial Intermediary-Specific Reductions/Waivers of Sales Charges – Merrill Lynch Pierce, Fenner & Smith Incorporated (Merrill Lynch)—Class A Shares Front-End Sales Charge Discounts section and anywhere else where that term has a different meaning.

Response:	The term “fund family” as used in this instance is meant in the generic sense, as this is not Columbia Fund family-specific disclosure, but, rather, is financial intermediary-specific disclosure – and was provided by Merrill Lynch, to be used as provided. As such, a Merrill Lynch accountholder receiving this Fund’s prospectus or the prospectus of a fund from a different fund family will see the same (financial intermediary-specific) policies. We have no objection to this approach as we do not believe it creates confusion for the investor – whether a Columbia Fund investor or a competitor fund investor.

STATEMENT OF ADDITIONAL INFORMATION (SAI) COMMENTS:

Comment 14:	Please include an auditor’s consent for all fund audited financial statements incorporated by reference as required by Section 7(a) and Rule 439 of the Securities Act of 1933. Alternatively, delete the statement that financials are incorporated by reference for funds not covered by this registration statement.

Response:	Although PricewaterhouseCoopers is listed as the Fund’s independent registered public accounting firm in the SAI, the Fund is new and has not commenced investment operations and therefore no financial information will be included in the 485(b) submission of the Registrant. Independent registered public accounting firm consent is typically included as an exhibit to the Registrant’s submission only if audited financial statements are part of that submission.

Comment 15:	In the Fundamental Policies section with respect to concentration policy (D4), the last sentence is not in line with the staff’s position with respect to loans. Assets allocated to any bank loan where the Fund does not assume a contractual lending relationship with the borrower should be considered invested in the industry of both the intermediary and the borrower for concentration purposes (see Pilgrim Prime Rate Trust No-Action Letter, dated June 29, 1989 (the Pilgrim NAL)). Please clarify.

Response:	The disclosure with respect to concentration policy (D4) is not applicable to the Fund. While concentration policy (D4) applies only to Columbia Floating Rate Fund and is a fundamental policy that cannot be changed without the vote of the majority of the Fund’s outstanding voting securities, it is acknowledged that the Fund’s concentration policy is interpreted consistent with the Pilgrim NAL.

Comment 16:	In the Fundamental Policies section with respect to concentration policy (D5), supplementally explain the basis for this position: In addition, the foregoing restriction shall not apply to or limit Commodity Strategy Fund’s counterparties in commodities-related transactions.

Response:	Concentration policy (D5) applies to existing funds and, as such, is a fundamental policy that cannot be changed without the vote of the majority of such Fund’s outstanding voting securities. The disclosure with respect to concentration policy (D5) is not applicable to the Fund. That said, with regard to Columbia Commodity Strategy Fund, for certain transactions, the Fund or its subsidiary may enter into a derivatives transaction in seeking exposure to commodity investments. In this regard, the counterparty with whom the Fund or its subsidiary enters into such transaction (typically, a broker-dealer or futures commission merchant) will not be treated as an issuer for purposes of the foregoing concentration limitation.

Comment 17:	In the Fundamental Policies section with respect to concentration policy (D6) subpart (b) and any other similar concentration policies in this section, the Fund and its adviser may not ignore underlying investments of underlying funds with respect to its concentration policy. Please add disclosure to clarify that the Fund will consider the investments of underlying funds when determining compliance with the Fund’s concentration policy.

Response:	The Registrant is not aware of a requirement to consider the concentration policies of underlying investment companies in which a Fund invests for purposes of determining the Fund’s compliance with its concentration policy. To the extent that the Registrant determines that a Fund’s investments in an underlying fund expose the Fund to a material risk, including significant exposure to a particular industry or group of industries, the Registrant would include appropriate risk disclosure in the Fund’s registration statement. The Fundamental and Non-Fundamental Policies – Non-fundamental Policies – Additional Information About Concentration section of the SAI will be revised to include the following with respect to the Fund:

Overseas Core Fund may indirectly concentrate in a particular industry or group of industries through investments in underlying funds.

Comment 18:	In the Fundamental Policies section with respect to concentration policy (D7), please clarify that the Fund will look through a private activity municipal debt security for which the principal and interest payments are derived principally from the assets and revenues of a non-governmental entity in order to determine the industry to which the investment should be allocated for concentration purposes.

Response:	SEC Release No. IC-9785, May 31, 1977 (“Certain Matters Concerning Investment Companies Investing in Tax-Exempt Securities”) states that the concentration policy required by Section 8(b)(1)(E) of the Investment Company Act of 1940 does not apply to “investments in tax-exempt securities issued by governments or political subdivisions of governments since such issuers are not members of any industry.” To the extent that a fund for which (D7) is applicable invests in a private activity municipal debt security issued by a non-governmental entity, the fund will look through to such issuer’s industry for purposes of applying the fund’s concentration policy. Additionally, we note that each Fund’s concentration policy is a fundamental policy that cannot be changed without the vote of the majority of the Fund’s outstanding voting securities. The disclosure with respect to concentration policy (D7) is not applicable to the Fund.

Comment 19:	In the Fundamental Policies section with respect to concentration policy (D13), Columbia Government Money Market Fund may not reserve freedom of action as to concentration and, therefore, please revise the fundamental policy or add an explanatory note that the Fund “will” invest more than 25% of its total assets in money market instruments issued by U.S. banks, U.S. branches of foreign banks and U.S. Government securities.

Response:	Columbia Government Money Market Fund’s concentration policy is a fundamental policy that cannot be changed without the vote of the majority of the Fund’s outstanding voting securities. That said, this fund is not reserving, as you note, “freedom of action” in that despite the grammatical distinction between “may” and “will”, the fund has an investment policy to invest “at least 99.5% of its total assets in government securities, cash and/or repurchase agreements collateralized solely by government securities or cash”. The disclosure with respect to concentration policy (D13) is not applicable to the Fund.

Comment 20:	In the fourth sentence of the first paragraph under the About Fund Investments – Lending of Portfolio Securities section, please remove the phrase “or such other collateral as may be approved by the Board” since collateral may only consist of cash, U.S. government securities and certain letters of credit.

Response:	Unless the staff has published to the contrary, we understand the staff position which, although provides for “short-term debt securities” as an example of very liquid securities, specifically relegates this decision to the fund boards. Such staff position is as follows:

The following is a clarification of my interpretation dated December 27, 1971 as to whether the Investment Company Act of 1940 prohibits a mutual fund from lending its portfolio securities. Guideline (4) of my interpretation: “reasonable interest on such loan” could include the fund’s investing the cash collateral in high yielding short-term investments which give maximum liquidity to pay back the borrower when the securities are returned. The type of investment for the cash collateral is a decision for directors of the fund and should not be delegated to anyone unless such person serves as an investment adviser under a contract meeting the requirements of Section 15 of the Investment Company Act.

Alan Rosenblat, Chief Counsel, Division of Corporate Regulation, Securities and Exchange Commission, May 23, 1972.

Comment 21:	In the sixth sentence of the fourth paragraph under the About Fund Investments – Lending of Portfolio Securities section, please revise to clarify that “cash collateral” may only be invested in short-term, highly liquid obligations.

Response:	The sixth sentence of the fourth paragraph under the About Fund Investments – Lending of Portfolio Securities section has been amended as follows:

Cash collateral may only be invested in short-term, highly liquid obligations, and in accordance with investment guidelines contained in the Securities Lending Agreement and approved by the Board.

Comment 22:	Please consider whether any disclosure under the Taxation – U.S. Federal Income Tax Rates section needs to be revised due to the most recent tax legislation.

Response:	The disclosure will be revised accordingly.

PART C COMMENT:

Comment 23:	Please file an opinion and consent of counsel for the new series as an exhibit to the 485(b) submission of the Registrant.

Response:	An opinion and consent of counsel for the new series will be included in the 485(b) submission of the Registrant.

If you have any questions, please contact either me at (212) 850-1703 or Heidi Brommer at (612) 671-2403.

Sincerely,

/s/ Joseph D’Alessandro
Joseph D’Alessandro
Assistant Secretary
Columbia Funds Series Trust II

Exhibit A

Fees and Expenses of the Fund

Shareholder Fees (fees paid directly from your investment)

	Class A		Class C		Classes Adv, Inst, Inst2, Inst3 and R
Maximum sales charge (load) imposed on purchases (as a % of offering price)	5.75%		None		None
Maximum deferred sales charge (load) imposed on redemptions (as a % of the lower of the original purchase price or current net asset value)	1.00	%(a)	1.00	%(b)	None

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)

	Class A	Class Adv	Class C	Class Inst	Class Inst2	Class Inst3	Class R
Management fees	0.87%	0.87%	0.87%	0.87%	0.87%	0.87%	0.87%
Distribution and/or service (12b-1) fees	0.25%	0.00%	1.00%	0.00%	0.00%	0.00%	0.50%
Other expenses(c)	0.41%	0.41%	0.41%	0.41%	0.31%	0.25%	0.41%
Total annual Fund operating expenses	1.53%	1.28%	2.28%	1.28%	1.18%	1.12%	1.78%
Less: Fee waivers and/or expense reimbursements(d)	(0.25%)	(0.25%)	(0.25%)	(0.25%)	(0.25%)	(0.25%)	(0.25%)
Total annual Fund operating expenses after fee waivers and/or expense reimbursements	1.28%	1.03%	2.03%	1.03%	0.93%	0.87%	1.53%

(a)	This charge is imposed on certain investments of between $1 million and $50 million redeemed within 18 months after purchase, as follows: 1.00% if redeemed within 12 months after purchase, and 0.50% if redeemed more than 12, but less than 18, months after purchase, with certain limited exceptions.
(b)	This charge applies to redemptions within 12 months after purchase, with certain limited exceptions.
(c)	Other expenses are based on estimated amounts for the Fund’s current fiscal year.
(d)	Columbia Management Investment Advisers, LLC and certain of its affiliates have contractually agreed to waive fees and/or to reimburse expenses (excluding transaction costs and certain other investment related expenses, interest, taxes, acquired fund fees and expenses, and infrequent and/or unusual expenses) through June 30, 2019, unless sooner terminated at the sole discretion of the Fund’s Board of Trustees. Under this agreement, the Fund’s net operating expenses, subject to applicable exclusions, will not exceed the annual rates of 1.28% for Class A, 1.03% for Class Adv, 2.03% for Class C, 1.03% for Class Inst, 0.93% for Class Inst2, 0.87% for Inst3 and 1.53% for Class R.